UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2011

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

“This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 of Banco Santander (Brasil) S.A. (Registration Statement No. 333-174483).”

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public-Held Company with Authorized Capital

Corporate Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001-42

Company Registration (“NIRE”) # 35.300.332.067

MINUTES OF THE BOARD OF DIRECTORS´ MEETING

HELD ON october 26, 2011

DATE, TIME, AND PLACE:

October 26, 2011, at 12:00 p.m., at the main place of business of Banco Santander (Brasil) S.A. (“Company” or “Santander”).

ATTENDANCE:

The majority of the Company’s Board of Directors members, as follows: Mr. Celso Clemente Giacometti – Chairman of the Board of Directors; Mr.  Marcial Angel Portela Alvarez - Vice-Chairman of the Board of Directors; Messrs. José de Menezes Berenguer Neto, José de Paiva Ferreira, José Roberto Mendonça de Barros and Mss. Viviane Senna Lalii - Directors. Absents by justified reasons the Messrs. José Antonio Alvarez Alvarez and José Manuel Tejón Borrajo.

SUMMON:

The Meeting was duly convened as provided for in article 16 of the Company’s Bylaws.

BOARD:

Pursuant to article 18, item I of the Company’s Bylaws, the Meeting was chaired by the Chairman of the Board of Directors, Mr. Celso Clemente Giacometti, who invited Mr. Marco Antônio Martins de Araújo Filho, Company’s Vice-President Executive Officer, to act as the Secretary.

AGENDA:

(a)        Elect Messrs. Cassio Schmitt and Thomas Gregor Ilg to the position of Company’s Officers without specific designation.

RESOLUTIONS TAKEN:

Initially, the Board of Directors´ members approved the writing of the Minutes of the Meeting in an abridged form. It was also approved the publication of the Minutes in the form of an abstract, without Directors’ signatures. Afterwards, proceeding to the item of the Agenda, the Company´s Board of Directors, unanimously and without any restrictions, resolved to:

[Free English Translation]

(a)        Elect, pursuant to the article 17, item III, of the Company’s Bylaws and the Appointment and Remuneration Committee’s favorable recommendation, with term of office entering in force until the investiture of the elected persons at the first Meeting of the Board of Directors being held after the 2013 Ordinary Shareholders Meeting; as Officers without specific designation the Messrs. Cassio Schimitt, Brazilian citizen, married, economist, bearer of RG # 54.623.554-2 SSP/SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”)  581.099.430-04 and Thomas Gregor Ilg, Brazilian citizen, married, engineer, bearer of RG # 4.948.906 SSP/SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”) 120.800.938-94, both residents and domiciled in São Paulo - SP, with business address at Avenida Presidente Juscelino Kubitschek, # 2041 and 2235 – Bloco A - Vila Olímpia - São Paulo – SP  – CEP 04543-011. The Officers elected herein hereby represent they are not involved in any crime provided for by law which may prevent them from doing business, particularly those mentioned in article 147 of the Brazilian Corporation Law, as well meet the requirements set forth by Resolution # 3041, dated 11.28.2002, of the Brazilian National Monetary Council, and shall be invested in their respective offices only after the homologation of their election by the Brazilian Central Bank.

CLOSING: There being no further matters to be resolved, the Meeting was closed and these Minutes were prepared, which were read and approved, and signed by all Directors and the Secretary. São Paulo, October 26, 2011. a) Mr. Celso Clemente Giacometti - Chairman of the Board of Directors; Mr.  Marcial Angel Portela Alvarez - Vice-Chairman of the Board of Directors; Messrs. José de Menezes Berenguer Neto, José de Paiva Ferreira, José Roberto Mendonça de Barros and Mss. Viviane Senna Lalli - Directors. Marco Antônio Martins de Araújo Filho – Secretary.

I certify that this is a true copy of the Minutes kept in the proper Book of Meetings of the Company’s Board of Directors.

_______________________________________

Marco Antônio Martins de Araújo Filho

Secretary of the Board

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: October 26, 2011

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Executive Officer

By:	/S/ Carlos Alberto Lopes Galan
Carlos Alberto Lopes Galan Vice - President Executive Officer